

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5553





06026813

February 28, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: Bank of America Corporation
Incoming letter dated February 17, 2006

Dear Mr. Chevedden:

This is in response to your letter dated February 17, 2006 concerning the shareholder proposal submitted to Bank of America by Nick Rossi. On February 16, 2006, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rules 14a-8(b) and 14a-8(f). You have asked us to reconsider our position.

The Division grants the reconsideration request, as it now appears that the proponent responded in a timely manner to Bank of America's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

In reaching our initial decision, we did not address the alternative bases for exclusion upon which Bank of America relied. We turn now to Bank of America's letter dated December 29, 2005 regarding its stated intent to exclude the proposal under rules 14a-8(i)(3) and 14a-8(i)(6).

We are unable to concur in Bank of America's view that it may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).



We are unable to concur in Bank of America's view that it may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Martin P. Dunn
Deputy Director

cc: William J. Mostyn III
Deputy General Counsel and
Corporate Secretary
Bank of America Corporation
Legal Department
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Friday, February 17, 2006 10:00 PM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: #6 Re Bank of America Corporation (BAC) No-Action Request
Nick Rossi

#6 Re Bank of America Corporation (BAC) No-Action Request Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 17, 2006

FX: 202-942-9525
FX: 202-772-9201

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bank of America Corporation (BAC)
#6 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

A hard-copy of the supporting fax confirmation page and the
corresponding
telephone bill is attached to the fax copy of this letter. A
duplicate
copy of each confirmation page is included and enlarged to 130%.

This rebuts the only issue raised in the initial company December 19, 2005 no action request verification of stock ownership. A copy of Mr. Rossi¹s November 4, 2005 broker letter was faxed to the Staff at FX: 202-772-9201 on February 1, 2006. This broker letter includes the November 8, 2005 label with the two company fax numbers that it was sent to on that day:
(704) 386-9330
(704) 386-6699

The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented in the attachment here:
Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08
PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn¹s no action request letter.

This is further verified by the attached telephone bill listing of:
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:14 and
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:18

Additionally the original proposal, confirmed received by the company, was sent to the same above two fax numbers.

The 3-page broker letter in the above two faxes was signed by Mark Christensen, Morgan Stanley, T: 707-524-1070 and dated November 4, 2005. It
stated:
"All quantities continue to be held without interruption in Nick Rossi¹s account as of the date of this letter.

"Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-020137-70) on the respective dates:
452 shares Bank of America Corp., bought an additional 248 shares on 11-25-2003 2 for 1 split 8-27-04 now owns 1400 shares"

A hard-copy of the supporting fax confirmation page and the
corresponding
telephone bill is attached to the fax copy of this letter. A
duplicate
copy of each confirmation page is included and enlarged to 130%.

It is therefore respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 17, 2006

FX: 202-942-9525
FX: 202-772-9201

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bank of America Corporation (BAC)
#6 Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

A hard-copy of the supporting fax confirmation page and the corresponding telephone bill is attached to the fax copy of this letter. A duplicate copy of each confirmation page is included and enlarged to 130%.

This rebuts the only issue raised in the initial company December 19, 2005 no action request – verification of stock ownership. A copy of Mr. Rossi's November 4, 2005 broker letter was faxed to the Staff at FX: 202-772-9201 on February 1, 2006. This broker letter includes the November 8, 2005 label with the two company fax numbers that it was sent to on that day:
(704) 386-9330
(704) 386-6699

The company never contacted the proponent to check whether the verification had been sent. The verification of ownership has been satisfied according to the following information.

This is the fax confirmation information which is documented in the attachment here:
Date 11/08 TIME 21:41 FAX NO./NAME 17043869330 DURATION 01:08 PAGE(S) 03 RESULT OK

This is the same fax number published on Mr. William Mostyn's no action request letter.

This is further verified by the attached telephone bill listing of:
(704) 386-9330 North Carolina 11/08/2005 09:42:58 PM 00:01:14
and
(704) 386-6699 North Carolina 11/08/2005 09:41:03 PM 00:01:18

Additionally the original proposal, confirmed received by the company, was sent to the same above two fax numbers.



3U TELECOM INC.
2654 W. Horizon Ridge Pkwy
Suite B5-143
Henderson, NV 89052

This bill is available online at www.3utelecom.com

Also online: know how much you owe before you get your bill!

For questions please call customer service 1-800-97-ASK-3U, Mon-Fri, 9 AM to 5 PM PST, or email info@3utelecom.com.

CALL DETAIL

Calls placed from (310) 371 - 7872

Number dialed	Destination	Date	Time	Duration	Price
				00:37	$0.030
				00:41	$0.033
				00:01	$0.001
				01:20	$0.064
				04:52	$0.234
				01:45	$0.084
				00:44	$0.035
				00:34	$0.027
				00:35	$0.028
				01:43	$0.058
				01:51	$0.063
				02:08	$0.073
				01:57	$0.088
				03:16	$0.157
				04:42	$0.226
				01:49	$0.087
				00:39	$0.031
				00:47	$0.038
				00:42	$0.034
				00:41	$0.033
				00:40	$0.032
				00:40	$0.032
				00:38	$0.030
				01:54	$0.091
				01:49	$0.087
				02:16	$0.109
				02:11	$0.105
				01:15	$0.060
				01:15	$0.060
				00:14	$0.008
				01:01	$0.049
				01:14	$0.059
				01:21	$0.065
				00:06	$0.003
				01:51	$0.063
				00:37	$0.030
				00:48	$0.038
				01:10	$0.056
				0:38	$0.030
				0:37	$0.030
				0:39	$0.031
				0:42	$0.034
				0:43	$0.034
				0:32	$0.026
				0:33	$0.026
				0:32	$0.026
				4:29	$0.215
				0:44	$0.035
				2:29	$0.119
				2:20	$0.112
				1:42	$0.082
				1:15	$0.060
				0:44	$0.035
				1:08	$0.039
				:60	$0.048
				:36	$0.029
				:45	$0.036
				:14	$0.107
				:54	$0.091
				:06	$0.101
				:40	$0.128
				:11	$0.057
				:25	$0.068
				:52	$0.090
				02:09	$0.073
				00:38	$0.030
				00:40	$0.032
				00:09	$0.007
				02:08	$0.102
				02:17	$0.110
				00:37	$0.030
				00:45	$0.036
				00:37	$0.030
				00:40	$0.032
				05:00	$0.170
				00:47	$0.038
				04:11	$0.201
				04:23	$0.149
				00:52	$0.029
				01:17	$0.062
				01:17	$0.062
				00:59	$0.047
				00:55	$0.044
				01:16	$0.043
				01:15	$0.043
				00:60	$0.048
				00:57	$0.046
				26:46	$1.285
				03:45	$0.180
				00:38	$0.030


BAC

Number dialed	Destination	Date	Time	Duration	Price
				00:45	$0.036
				01:43	$0.082
				03:25	$0.164
				00:59	$0.047
				03:33	$0.170
				06:58	$0.203
				02:08	$0.071
				03:37	$0.174
				03:44	$0.179
				01:30	$0.051
				01:39	$0.079
				01:40	$0.080
				00:10	$0.008
				00:08	$0.006
				05:36	$0.269
				00:48	$0.038
				00:38	$0.030
				03:39	$0.175
				04:07	$0.198
				01:26	$0.069
				01:49	$0.087
				01:53	$0.090
				00:20	$0.016
				01:13	$0.058
				00:53	$0.042
				01:48	$0.086
				01:46	$0.085
				01:20	$0.064
				01:15	$0.060
				00:51	$0.041
				00:30	$0.024
				00:40	$0.032
				00:38	$0.030
				01:53	$0.090
				01:51	$0.089
				00:58	$0.046
				01:03	$0.050
				01:51	$0.089
				01:27	$0.070
				00:26	$0.021
				01:45	$0.080
				01:58	$0.087
				00:60	$0.048
				00:44	$0.035
				00:25	$0.020
				00:46	$0.037
				01:55	$0.092
				01:01	$0.049
				03:22	$0.162
				00:36	$0.029
				01:44	$0.083
				01:56	$0.093
				01:46	$0.085
				01:58	$0.094
				01:50	$0.062
				05:39	$0.192
				04:49	$0.231
				01:46	$0.085
				00:60	$0.048
				00:03	$0.002
(704) 386 - 6699	North Carolina	11/08/2005	09:41:03 PM	00:01:18	$0.062
(704) 386 - 9330	North Carolina	11/08/2005	09:42:58 PM	00:01:14	$0.059
				01:46	$0.085
				00:60	$0.048
				00:42	$0.034
				00:40	$0.032
				00:60	$0.048
				01:53	$0.090
				00:26	$0.021
				01:57	$0.094
				01:58	$0.094
				01:20	$0.064
				00:01	$0.001
				01:13	$0.058
				01:13	$0.058
				00:35	$0.028
				00:37	$0.030
				01:44	$0.083
				01:10	$0.056
				00:26	$0.016
				02:00	$0.096
				00:15	$0.012
				00:07	$0.006
				03:37	$0.174
				00:42	$0.034
				00:40	$0.032
				02:05	$0.100
				02:01	$0.097
				00:14	$0.011
				00:40	$0.032
				07:26	$0.253

Duration	Charge
0:32	$0.026
0:33	$0.026
0:32	$0.026
4:29	$0.215
0:44	$0.035
2:29	$0.119
2:20	$0.112
1:42	$0.082
1:15	$0.060
0:44	$0.035
1:08	$0.039
:60	$0.048
:36	$0.029
:45	$0.036
:14	$0.107
:54	$0.091
:06	$0.101
:40	$0.128
:11	$0.057
:25	$0.068
:52	$0.090
02:09	$0.073
00:38	$0.030
00:40	$0.032
00:09	$0.007
02:08	$0.102
02:17	$0.110
00:37	$0.030
00:45	$0.036
00:37	$0.030
00:40	$0.032
05:00	$0.170
00:47	$0.038
04:11	$0.201
04:23	$0.149
00:52	$0.029
01:17	$0.062
01:17	$0.062
00:59	$0.047
00:55	$0.044
01:16	$0.043
01:15	$0.043
00:60	$0.048
00:57	$0.046
26:46	$1.285
03:45	$0.180
00:38	$0.030

Number	Location	Date	Time	Duration	Charge
				00:44	$0.035
				00:25	$0.020
				00:46	$0.037
				01:55	$0.092
				01:01	$0.049
				03:22	$0.162
				00:36	$0.029
				01:44	$0.083
				01:56	$0.093
				01:46	$0.085
				01:58	$0.094
				01:50	$0.062
				05:39	$0.192
				04:49	$0.231
				01:46	$0.085
				00:60	$0.048
				00:03	$0.002
(704) 386 - 6699	North Carolina	11/08/2005	09:41:03 PM	00:01:18	$0.062
(704) 386 - 9330	North Carolina	11/08/2005	09:42:58 PM	00:01:14	$0.059
				01:46	$0.085
				00:60	$0.048
				00:42	$0.034
				00:40	$0.032
				00:60	$0.048
				01:53	$0.090
				00:26	$0.021
				01:57	$0.094
				01:58	$0.094
				01:20	$0.064
				00:01	$0.001
				01:13	$0.058
				01:13	$0.058
				00:35	$0.028
				00:37	$0.030
				01:44	$0.083
				01:10	$0.056
				00:28	$0.016
				02:00	$0.096
				00:15	$0.012
				00:07	$0.006
				03:37	$0.174
				00:42	$0.034
				00:40	$0.032
				02:05	$0.100
				02:01	$0.097
				00:14	$0.011
				00:40	$0.032
				07:26	$0.253


BAC

ACTIVITY REPORT

TIME : 11/10/2005 12:43
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
11/08	21:41	17043869330	01:08	03	OK	TX	ECM
			01:37	03	OK	TX	ECM
			30	01	OK	TX	ECM
			30	01	OK	TX	ECM
			50	00	NG	TX	
			01:39	03	OK	TX	ECM
			01:45	03	OK	TX	
			01:44	03	OK	TX	
			01:06	02	OK	TX	ECM
			01:05	02	OK	TX	ECM
			03:21	06	OK	RX	ECM
			00	00	CANCEL	TX	
			30	01	OK	TX	ECM
			02:07	03	OK	RX	ECM
			01:37	03	OK	TX	ECM
			01:43	03	OK	TX	
			36	01	OK	RX	ECM
			03:26	03	OK	TX	ECM
			28	01	OK	TX	ECM
			27	01	OK	TX	ECM
			01:51	04	OK	TX	ECM
			01:54	04	OK	TX	ECM
			01:09	03	OK	RX	ECM
			01:29	00	NG	RX	ECM
			12:49	14	OK	RX	ECM
			01:17	02	OK	RX	ECM
			01:08	03	OK	TX	ECM
			01:09	03	OK	TX	ECM
			01:30	03	OK	TX	ECM
			01:09	02	OK	TX	ECM

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

BAC

ACTIVITY REPORT

TIME : 11/10/2005 12:43
NAME :
FAX : 03103717872
TEL :

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
11/08	21:41	17043869330	01:08	03	OK	TX ECM
			01:37	03	OK	TX ECM
			30	01	OK	TX ECM
			30	01	OK	TX ECM
			50	00	NG	TX
			01:39	03	OK	TX ECM
			01:45	03	OK	TX
			01:44	03	OK	TX
			01:06	02	OK	TX ECM
			01:05	02	OK	TX ECM
			03:21	06	OK	RX ECM
			00	00	CANCEL	TX
			30	01	OK	TX ECM
			02:07	03	OK	RX ECM
			01:37	03	OK	TX ECM
			01:43	03	OK	TX
			36	01	OK	RX ECM
			03:26	03	OK	TX ECM
			28	01	OK	TX ECM
			27	01	OK	TX ECM
			01:51	04	OK	TX ECM
			01:54	04	OK	TX ECM
			01:09	03	OK	RX ECM
			01:29	00	NG	RX ECM
			12:49	14	OK	RX ECM
			01:17	02	OK	RX ECM
			01:08	03	OK	TX ECM
			01:09	03	OK	TX ECM
			01:38	03	OK	TX ECM
			01:09	02	OK	TX ECM

BAC

BUSY: BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING
RET : RETRIEVAL

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, February 16, 2006 9:41 PM
To: CFLETTERS
Cc: william.mostyn@bankofamerica.com
Subject: #5 Re Bank of America Corporation (BAC) No-Action Request
Nick Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 16, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Bank of America Corporation (BAC)
#5 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: Nick Rossi

Ladies and Gentlemen:

A request for reconsideration with additional documentation will follow in 24-hours.

Sincerely,

John Chevedden

cc:
Nick Rossi
William Mostyn III
william.mostyn@bankofamerica.com